Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006

March 28, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attention: Jennifer Monick

Re:	Global Gate Property Corp.
Form 8-K
Filed October 25, 2010
Form 10-Q for Quarterly Period Ended
September 30, 2010
Filed November 22, 2010
File No. 000-53220

Dear Ms. Monick:

This letter sets forth the responses of Global Gate Property Corp., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 14, 2011 ("Comments Letter") concerning the Company’s response letter to the Staff dated February 15, 2011.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter.  For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Form 8-K filed October 25, 2010

1.
We note your response to our prior comment one.  We will continue to monitor your filing for your Rule 8-04 financial statements for Macoy Capital Partners, Inc. and related Rule 8-05 pro forma financial information.

Concurrently with the filing of this response letter, the Company is filing an amendment to its Current Report on Form 8-K filed on October 25, 2010.

Form 10-K/A for the year ended December 31, 2009

General

2.
We note your response to our prior comment two.  We are unable to agree with your conclusion that it is appropriate to retroactively restate your non-controlling interest balance for periods prior to January 1, 2009.  Please revise your filings accordingly.

Concurrently with the filing of this letter, the Company is filing Form 8-K in order to comply with Item 4.02 of Form 8-K.  In addition, the Company is concurrently filing an amended Form 10-K for the year ended December 31, 2009 as well as amended Form 10-Q’s for the quarterly periods ended March 31, 2009, June 30, 2009, September 30, 2009, March 31, 2010, June 30, 2010 and September 30, 2010.

Sincerely,

/s/ Jeffrey J. Fessler
Jeffrey J. Fessler

cc: Gary S. Ohlbaum